

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2008

Ms. Holli C. Nichols
Executive Vice President and Chief Financial Officer
Dynegy Inc.
Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

> **Re:** **Dynegy Inc.**
> **File No. 1-33443**
> **Dynegy Holdings Inc.**
> **File No. 0-29311**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 8-K Filed August 7, 2008**

Dear Ms. Nichols:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 50

Year Ended 2007 Compared to Year Ended 2006, page 55

1.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, where you explain that the $356 million increase in revenues and $192 million increase in cost of sales for the GEN-MW segment is due to higher volumes, increased market prices, and improved pricing as a result of the Illinois reverse power procurement auction, please quantify the individual impact on revenues and on cost of sales of each item you list as contributing to the increase. Additionally, if there are factors other than the change in gross profit that contribute to the change in each segment's operating income, please ensure that you explain these to your readers. In this regard, we note you have briefly addressed depreciation, but you do not appear to have addressed impairment or gain on sale of assets where relevant.

Item 9A. Controls and Procedures, page 87

Evaluation of Disclosure Controls and Procedures, page 87

2.   We note your conclusion that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the consolidated enterprise's SEC reports is recorded, processed, summarized within the time periods specified by the SEC. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures.

Changes in Internal Controls Over Financial Reporting, page 88

Ms. Holli C. Nichols
Dynegy Inc.
Dynegy Holdings Inc.
September 29, 2008
Page 3

3.   We note your discussion of changes in the consolidated enterprise's internal
        control over financial reporting. It is unclear to us why you did not provide this
        disclosure for both Dynegy and DHI, similar to your other disclosures within Item
        9A. Please confirm that you will provide this disclosure for both registrants in
        future filings or explain to us in detail why your current disclosure is appropriate.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-4

4.   We note that PricewaterhouseCoopers dual-dated their audit opinions for both
        Dynegy and DHI for the effects of discontinued operations. Please tell us why
        PricewaterhouseCoopers used significantly different dates on the opinions of
        Dynegy and DHI for the disposition of CoGen Lyondell. In this regard, we
        assume that the fourth quarter adjustment to the amount of goodwill allocated to
        this disposal would be reflected on both Dynegy's and DHI's books.

Note 2 – Summary of Significant Accounting Policies – Unconsolidated Investments,
page F-18

5.   We read that any excess of your investment in affiliates as compared to your
        share of the underlying equity that is not recognized as goodwill is amortized over
        the estimated economic service lives of the underlying assets, or, in the instances
        where the useful lives cannot be determined, are assessed each reporting period
        for impairment or to determine if the useful life can be estimated. Please tell us
        whether this statement refers to identifiable other intangible assets. If not, please
        explain the meaning of this statement to us in reasonable detail. Please consider
        clarifying this matter to your readers, as the current disclosure may be unclear.

Note 3 – Business Combinations and Acquisitions, page F-26

Note 4 – Dispositions, Contract Terminations and Discontinued Operations, page F-31

6.   We note the discussion on page F-30 of your 2006 acquisition of NRG's 50%
        interest in Rocky Road, and we note the discussion on page F-31 of your
        simultaneous sale to NRG of your 50% interest in West Coast. Based on these
        disclosures, it appears that you and NRG swapped equal and offsetting amounts
        of cash as part of these asset exchanges, since we note your statements that you
        acquired Rocky Road for $165 million, net of cash acquired, and that you sold
        West Coast for $165 million, net of cash acquired. If our understanding is
        correct, it is unclear to us that the cash component of these transactions has
        substance, and this effectively would appear to be a nonmonentary exchange of

assets. Please explain to us in reasonable detail how you accounted for these transactions and the accounting guidance that you replied upon, including whether you followed the guidance in APB 29. Also tell us why your cash flow statement reflects proceeds received from this asset exchange of $165 million in investing cash flows, since it appears that the net proceeds you received from this acquisition and sale were zero.

Note 19 – Commitments and Contingencies, page F-64

General

7.   We note your disclosure on page 17 that a number of your facilities contain quantities of asbestos-containing materials, lead-based paint and/or other regulated materials. Please confirm to us, if true, that you do not have any class-action lawsuits alleging injury to your employees or others as a result of exposure to these materials. If our assumption is incorrect, please explain to us how you determined disclosures about this matter were not needed in the footnotes to your financial statements. Refer to SAB Topic 5:Y.

8.   We note your disclosure on pages 16 and 17 concerning CERCLA, and we note your discussion of the recognition of any joint and several liability on page F-21. We assume that these references indicate that you have been named as a Potentially Responsible Party at a Superfund site. If our understanding is correct, please tell us how you determined additional disclosures about this matter were not needed in the footnotes to your financial statements. Refer to Question 2 of SAB Topic 5:Y. If our assumption is incorrect, please explain to what you are referring when you discuss joint and several liability in Note 2.

Legal Proceedings, page F-64

9.   We note your discussion of legal proceedings under which you could be required to install a closed cycle cooling system at each of your Danskammer, Roseton, and Moss Landing plants. Given your repeated statements that an adverse judgment in these proceedings could have a material adverse effect on your financial condition, results of operations and cash flows, please tell us how you considered providing your readers with some insight into the cost of installing such a system as this would provide better context for your current disclosure. Additionally, given that these proceedings appear to center around whether a closed cycle cooling system is the "best technology available" for purposes of the Clean Water Act, please tell us how you considered discussing whether any of your other plants could be impacted if you were to receive an adverse judgment in one of these proceedings. With reference to your disclosures on page 16, if you do not believe an adverse judgment at one of these plants would impact BTA

conclusions at any other plant due to the EPA's guidance that these matters should be evaluated on a case-by-case best professional judgment basis, please consider clarifying this to your readers within this footnote.

Other Commitments and Contingencies, page F-69

10.   We note your discussion of the Midwest Consent Decree on page F-69. We have the following comments:

- Based on your financial statements, it is unclear to us whether you accrued for this obligation when the settlement was finalized in 2005 or at any time since then.
  - If you have accrued for this settlement obligation, please tell us and disclose to your readers where the accrual and expense are classified in your financial statements and the amounts recorded for each year for which you present an income statement.
  - Otherwise, please explain to us in detail how you determined this liability did not meet the criteria of paragraph 8 of SFAS 5. In this regard, we would struggle to understand why the consent decree would not meet the criteria of indicating it was probable the liability had been incurred, and given the nature of this obligation and your disclosures on page 15 we would struggle to understand why the obligation could not be reasonably estimated.

- Given your disclosure on page 15 of the material upward revision made in 2007 to your previous estimate, which we note primarily relates to current market increases in labor, material, equipment rental and related costs, it appears reasonably possible that your estimated liability could increase. You should quantify an estimate of the additional exposure or explain to us in detail why such an estimate cannot be provided.

- Given your statement on page 15 that your estimated costs for this obligation include a number of assumptions and uncertainties that are beyond your control and given the materiality of this specific obligation to your financial statements, if you do not provide this information elsewhere, please consider addressing this specific obligation in your Critical Accounting Policies within MD&A, including providing a sensitivity analysis of reasonably likely changes to your assumptions, such as a change in your assumption that labor and material costs will increase at 4% per year over the remaining project term. We believe that such a sensitivity analysis would provide useful information to your readers.

Note 20 – Capital Stock, page F-72

11. We read at the bottom of page F-75 that you entered into an exchange transaction in 2006 with your Chairman and CEO. We note you cancelled 2,378,605 stock options and as consideration, granted 967,707 stock options with an exercise price equal to fair value at date of grant, and made a cash payment of approximately $5.6 million on January 15, 2007 for the in-the-money value of the vested options that were cancelled. We further note that you did not record any incremental compensation expense in connection with this transaction. Please tell us how you accounted for this transaction, including your basis in GAAP for you conclusion that no compensation expense was required to be recorded.

12. We read at the bottom of page F-77 that you changed your expected volatility calculation in 2006 from a 10 year historical volatility to a three year historical volatility. Given that your expected option life is six years for both 2006 and 2007, please explain to us in reasonable detail how you determined it was appropriate to use a volatility period that is half of the expected option life, and tell us the accounting guidance upon which you are relying.

Schedule II, page F-98

13. Please refer to your presentation of the allowance for doubtful accounts on Schedule II for Dynegy and DHI. With reference to the amounts shown for 2006, please explain to us what is represented by the negative amount charged to costs and expenses and the significant amount in the deduction column. For the amount charged to other accounts, please tell us what this represents, identify the accounts to which this amount was charged, and tell us why it was not charged to bad debt expense. With reference to the amounts shown for 2007, please tell us what is represented by the negative amount charged to other accounts, including whether this is a partial reversal of the amounts charged to other accounts in 2006, and tell us what other accounts were affected. In future filings, if you have significant balances in your rollforward that may not be easily understandable, such as these, please add a footnote to the bottom of your schedule to explain these amounts to your readers.

Form 8-K Filed August 7, 2008

We note your extensive use of non-GAAP measures under Item 9.01 of the Form 8-K noted above, along with the related disclosures under Item 2.02 of this Form 8-K. It is unclear to us that your current disclosures fully comply with the guidance in Instruction 2 to Item 2.02 of Form 8-K and the related guidance in Item 10(e)(1)(i) of Regulation S-K and our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ). To help us better understand this matter, please respond to the following comments:

14.   We read under Item 2.02 that you present EBITDA and Adjusted EBITDA as performance measures.

- Based on the guidance in Question 15 to our Non-GAAP FAQ, and consistent with the disclosures within your press release, when EBITDA is presented as a performance measure it should be reconciled to net income. Please explain to us why you have stated under Item 2.02 that the most directly comparable measure is income (loss) from continuing operations before income taxes. Additionally, given the guidance in Question 15 of our Non-GAAP FAQ, it is unclear why your press release also reconciles EBITDA to operating income in several different places as this does not appear appropriate.

- We note that the measure you call Adjusted EBITDA excludes a number of recurring items. Tell us how you considered Question 8 of our Non-GAAP FAQ to include the following disclosures:

  - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
  - the economic substance behind management's decision to use such a measure;
  - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
  - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
  - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

  In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of our Non-GAAP FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. We remind you that while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, and it is unclear that your current disclosures meet this burden.

15.   We assume from your disclosures under Item 2.02 that you present Free Cash Flow, Adjusted Cash Flow from Operations and Adjusted Free Cash Flow as liquidity measures.

- As indicated in Question 12 of our Non-GAAP FAQ, while these measures should be reconciled to the most directly comparable GAAP measure, which we assume would be cash flows from operations in all cases, you should present subtotals for all three major categories of the statement of cash flows to provide context when presenting a non-GAAP liquidity measure.

- In addition, you should provide all disclosures indicated by Question 13 of our Non-GAAP FAQ, including disclosing that other companies may calculate these measures differently and clearly discussing all material limitations of these measures.

- While we note that you reconcile Adjusted Cash Flow from Operations to Cash Flow from Operations, it is unclear to us how your additional reconciliation of Adjusted Cash Flow from Operations to Adjusted EBITDA complies with the related guidance since you are reconciling one non-GAAP measure to another non-GAAP measure and you are reconciling a liquidity measure to an operating measure.

- It is unclear to us that your presentation of Free Cash Flow or Adjusted Free Cash Flow is appropriate since you do not appear to have provided a reconciliation of these measures to the most directly comparable GAAP measure.

16.   We note your references to Net Debt, Net Debt and Other Obligations and Net Debt and Other Obligations Associated with Operating Assets under Item 2.02. However, you do not appear to have presented any of these measures in your press release. Please ensure that your narrative disclosures correspond to the non-GAAP measures included in your press release as this may be confusing to your readers.

17.   We note that throughout the narrative of your press release you often quantify and analyze non-GAAP measures without providing equal or greater narrative prominence to the related GAAP measures. Please ensure that you provide equal or greater prominence to presentation and analysis of the most directly comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief